SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934


                          TECNOMATIX TECHNOLOGIES LTD.
  ___________________________________________________________________________
                                (Name of Issuer)


                 ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
  ___________________________________________________________________________
                         (Title of Class of Securities)

                                   M8743P105
  ___________________________________________________________________________
                                 (CUSIP Number)

                               Kenneth J. Bialkin
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       4 Times Square, New York, NY 10036
                                 (212) 735-3000
  ___________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 3, 2005
  ___________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Shlomo Dovrat
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          PF and BK
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
-------------------------------------------------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   --------------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               1,084,745 (includes 400,200 shares
                                           subject to options exercisable
Owned by                                   within 60 days)
                                   --------------------------------------------
Each                                9      Sole Dispositive Power

Reporting                                  1,084,745 (includes 400,200 shares
                                           subject to options exercisable
Person with                                within 60 days)
                                   --------------------------------------------
                                    10.    Shared Dispositive Power

                                           0
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person*

          1,085,745*
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [X]
-------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          8.6%
-------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

* Shlomo Dovrat expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by Harel Beit-On and Avi Zeevi referenced herein.

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Harel Beit-On
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          PF and BK
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
-------------------------------------------------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   --------------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               1,049,566 (includes 536,950 shares
                                           subject to options exercisable
Owned by                                   within 60 days)
                                   --------------------------------------------
Each                                9      Sole Dispositive Power

Reporting                                  1,049,566 (includes 536,950 shares
                                           subject to options exercisable
Person with                                within 60 days)
                                   --------------------------------------------
                                    10.    Shared Dispositive Power

                                           0
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          1,049,566**
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [X]
-------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          8.2%
-------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

** Harel Beit-On expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by Shlomo Dovrat and Avi Zeevi referenced herein.

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Avi Zeevi
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.        SEC USE ONLY

-------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          PF and BK
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
-------------------------------------------------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   --------------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               223,718 (includes 85,600 shares
                                           subject to options exercisable
Owned by                                   within 60 days)
                                   --------------------------------------------
Each                                9      Sole Dispositive Power

Reporting                                  223,718 (includes 85,600 shares
                                           subject to options exercisable
Person with                                within 60 days)
                                   --------------------------------------------
                                    10.    Shared Dispositive Power

                                           0
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          233,718***
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [X]
-------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          1.8%
-------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
-------------------------------------------------------------------------------

*** Avi Zeevi expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by Shlomo Dovrat and Harel Beit-On referenced herein.

         This Schedule 13D is being filed as Amendment No. 3 to Schedule 13D originally filed with the Securities and Exchange Commission on February 1, 2000, as amended by Schedule 13D/A filed on March 27, 2001 and Schedule 13D/A filed on July 11, 2001 (the "Original Schedule 13D") by Shlomo Dovrat, Harel Beit-On and Avi Zeevi (each, a "Reporting Person"). This Schedule 13D is intended to amend and restate the Original Schedule 13D.


ITEM 1.  SECURITY AND ISSUER.

         Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of Tecnomatix Technologies Ltd. (the "Issuer").

                  Tecnomatix Technologies Ltd.
                  16 Abba Eban Avenue
                  Herzeliya 46733, Israel

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Shlomo Dovrat
                  Harel Beit-On
                  Avi Zeevi

         (b)      Shlomo Dovrat
                  13 Kerem Ha Zeitim Street
                  Savyon Israel

                  Harel Beit-On
                  7 Haganim Street
                  Kfar Shmariyahu Israel

                  Avi Zeevi
                  11A After Street
                  Tel Aviv 69362 Israel

         (c) Mr. Dovrat is a director of the Issuer and a founding partner of several high-tech venture capital funds. The principal address of the Issuer is 16 Abba Eban Avenue, Herzliya 46733, Israel. The Issuer is a leader in the market for software products that enable computer aided production engineering.

             Mr. Beit-On is chairman of the board of directors of the Issuer.

             Mr. Zeevi is a director of the Issuer.

         (d) Messrs. Dovrat, Beit-On and Zeevi have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Messrs. Dovrat, Beit-On and Zeevi were not, during the last five years, a party to a civil proceeding of a judicial administrative body of competent jurisdiction.

         (f) Messrs. Dovrat, Beit-On and Zeevi are citizens of Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Dovrat purchased the Ordinary Shares from his personal funds and from funds in an amount equal to $1,575,000 borrowed in June 2001 from Bank Hapoalim B.M. pursuant to a loan agreement, dated June 29, 2001 which carried an interest rate at a per annum rate equal to three-months LIBOR plus 1.25% which matured on June 29, 2003. Certain options which are deemed to be beneficially owned by Mr. Dovrat were granted to ATL Management Services Ltd. ("ATL Management") or Y.T.D. Dovrat Management Services (1998) Ltd. as compensation for services rendered to the Issuer.

         Mr. Beit-On purchased the Ordinary Shares from his personal funds and from funds in an amount equal to $1,575,000 borrowed in June 2001 from Bank Hapoalim B.M. pursuant to a loan agreement, dated June 29, 2001 which carried an interest rate at a per annum rate equal to three-months LIBOR plus 1.25% which matured on June 29, 2003. Certain options which are deemed to be beneficially owned by Mr. Beit-On were granted to ATL Management or H.T.M. Management Services (B.A.) Ltd. as compensation for services rendered to the Issuer.

         Mr. Zeevi purchased the Ordinary Shares from his personal funds and from funds in an amount equal to $350,000 borrowed in June 2001 from Bank Hapoalim B.M. pursuant to a loan agreement, dated June 29, 2001 which carried an interest rate at a per annum rate equal to three-months LIBOR plus 1.25% which matured on June 29, 2003. Certain options which are deemed to be beneficially owned by Mr. Zeevi were granted to ATL Management as compensation for services rendered to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

         Except as set forth below, the Reporting Persons do not have any plan or proposal which relates to or would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. The Reporting Persons may each purchase or sell additional Ordinary Shares individually or together in open market or in privately negotiated transactions.

         On January 3, 2005, the Issuer entered into an agreement of merger (the "Merger Agreement") with UGS Corp. ("UGS") and Treasure Acquisition Sub Ltd., a newly formed, wholly owned subsidiary of UGS pursuant to which, at the closing of the Merger Agreement, Treasure Acquisition Sub Ltd. will merge with and into the Issuer and cease to exist and the Issuer will continue as the surviving corporation and will become a wholly owned subsidiary of UGS (the "Merger").

         In connection with the execution of the Merger Agreement, as an inducement to UGS to enter into the Merger Agreement, each of the Reporting Persons, as well as certain other shareholders of the Issuer (together, the "Principal Shareholders") delivered undertaking agreements and proxies pursuant to which, among other things, each Principal Shareholder agreed, subject to the terms and conditions therein, (i) not to transfer any of such Reporting Person's Ordinary Shares (or the voting rights thereof) of the Issuer, (ii) to cause all Ordinary Shares owned by such Reporting Person to be voted in favor of approval of the Merger, the Merger Agreement and the transactions contemplated thereby, and (iii) to cause all Ordinary Shares owned by such Reporting Person to be voted against (A) a merger, consolidation, or similar transaction involving the Issuer or any of its subsidiaries other than the Merger, (B) a sale, lease, exchange, transfer or other disposition of at least 20% of the assets of the Issuer and its subsidiaries, taken as a whole in a single or a series of related transactions, or (C) the acquisition, directly or indirectly, by any person of beneficial ownership of 20% or more of the Issuer's shares, whether by merger, consolidation, share exchange, business combination, tender offer, exchange offer, or otherwise, taken as a whole in a single or a series of related transactions. Each of the undertaking agreements and irrevocable proxies entered into by each Reporting Person individually are attached hereto as Exhibits 1 through 10 and are incorporated herein by reference. Each undertaking agreement and irrevocable proxy shall remain effective until the earlier of (a) the termination of the Merger Agreement, (b) the termination of the undertaking by the parties thereto, or (c) the date on which the Merger becomes effective.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Dovrat is the beneficial owner of 1,085,745 Ordinary Shares (including 400,200 Ordinary Shares as to which Mr. Dovrat is deemed to be the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Dovrat that are exercisable within sixty days), constituting 8.6% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Dovrat holds the shares beneficially owned by him directly and, with respect to certain options to acquire Ordinary Shares which may be deemed to be beneficially held by him, through ATL Management or through his wholly owned company, Y.T.D. Dovrat Management Services (1998) Ltd. Mr. Dovrat expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by Mr. Beit-On and Mr. Zeevi.

         Mr. Dovrat is director and a 50% shareholder of A.S. Dovrat Management Ltd., an Israeli company. A.S. Dovrat Management Ltd. provides investment advisory and related services to D Partners (BVI) L.P., a limited partnership organized under the laws of the British Virgin Islands and to D Partners (Israel) Limited Partnership, a limited partnership organized under the laws of the state of Israel. Mr. Dovrat is also a director of D Associates GP (Israel) Ltd., an Israeli company and the general partner of D Partners (Israel) Limited Partnership and of D Partners (BVI) L.P. In addition, Mr. Dovrat is a director and holds 50% of the shares of Dovrat & Co. Ltd., an Israeli company that holds 37.5% of the shares of D Associates GP (Israel) Ltd. Dovrat & Co. Ltd. is also a limited partner of D Partners (Israel) Limited Partnership.

         D Partners (BVI) L.P., D Associates GP (Israel) Ltd., D Partners (Israel) Limited Partnership, A.S. Dovrat Management Ltd. and Dovrat & Co. Ltd. shall, from time to time, file a Schedule 13D and amendments thereto reporting beneficial ownership of Ordinary Shares of the Issuer.

         Due to Mr. Dovrat's positions with A.S. Dovrat Management Ltd., Dovrat & Co. Ltd. and D Associates GP (Israel) Ltd., the ownership of shares of D Associates GP (Israel) Ltd. by Dovrat & Co. Ltd. and the nature of the services A.S. Dovrat Management Ltd. provides to D Associates GP (Israel) Ltd., Mr. Dovrat may be deemed to beneficially own Ordinary Shares of the Issuer which may, from time to time, be beneficially owned by D Partners (BVI) L.P. and D Partners (Israel) Limited Partnership. Mr. Dovrat expressly disclaims beneficial ownership of such shares.

         Mr. Beit-On is the beneficial owner of 1,049,566 Ordinary Shares (including 536,950 Ordinary Shares as to which Mr. Beit-On is deemed to be the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Beit-On that are exercisable within sixty days), constituting 8.2% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Beit-On holds the shares beneficially owned by him directly, through his wholly owned company, H.T.M. Investments Ltd., and with respect to certain options to acquire Ordinary Shares which may be deemed to be beneficially held by him, through ATL Management or through his wholly owned company H.T.M. Management Services (B.A.) Ltd. Mr. Beit-On expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by Mr. Dovrat and Mr. Zeevi.

         Mr. Zeevi is the beneficial owner of 223,718 Ordinary Shares (including 85,600 Ordinary Shares of which Mr. Zeevi is the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Zeevi that are exercisable within sixty days), constituting 1.8% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Zeevi holds the shares beneficially owned by him directly and through his wholly owned company M.G.L. Zeevi Investments Ltd., and with respect to certain options to acquire Ordinary Shares which may be deemed to be beneficially held by him, through ATL Management. Mr. Zeevi expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by Mr. Dovrat and Mr. Beit-On.

         (b) Subject to the provisions of the undertaking agreement and proxy described in Item 4 above, Mr. Dovrat has shared voting power and sole dispositive power with respect to 1,085,745 Ordinary Shares (including 400,200 Ordinary Shares of which Mr. Dovrat is the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Dovrat that are exercisable within sixty days). Mr. Dovrat expressly disclaims beneficial ownership of the Ordinary shares referenced herein that are held by Mr. Beit-On and Mr. Zeevi.

          Subject to the provisions of the undertaking agreement and proxy described in Item 4 above, Mr. Beit-On has shared voting power and sole dispositive power with respect to 1,049,566 Ordinary Shares (including 536,950 Ordinary Shares of which Mr. Beit-On is the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Beit-On that are exercisable within sixty days). Mr. Beit-On expressly disclaims beneficial ownership of the Ordinary shares referenced herein that are held by Mr. Dovrat and Mr. Zeevi.

         Subject to the provisions of the undertaking agreement and proxy described in Item 4 above, Mr. Zeevi has shared voting power and sole dispositive power with respect to 223,718 Ordinary Shares (including 85,600 Ordinary Shares of which Mr. Zeevi is the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Zeevi that are exercisable within sixty days). Mr. Zeevi expressly disclaims beneficial ownership of the Ordinary shares referenced herein that are held by Mr. Dovrat and Mr. Beit-On.

         The Reporting Persons have formed ATL Management. ATL Management is an entity through which the Reporting Persons, among other things, provide management services to the Issuer. ATL Management holds options to acquire 760,000 Ordinary Shares. 656,000 of these options are exercisable within sixty days. The Reporting Persons may be deemed to share the voting power and dispositive power with respect to the options to acquire 656,000 Ordinary Shares owned by ATL Management. The Reporting Persons expressly disclaim beneficial ownership of such Ordinary Shares.

         Reference is made to Item 6 for a description of certain understandings among the Reporting Persons with respect to Ordinary Shares of the Issuer.

         (c) During the past sixty days, there were no purchases of Ordinary Shares, or securities convertible in to or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. Except as set forth below, during such sixty day period, there were no sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

         On January 1, 2003, the Issuer entered into a Repurchase and Buy-Back Agreement with Harel Beit-On, pursuant to which the Issuer repurchased from Mr. Beit-On 110,000 of the Issuer's Ordinary Shares. The shares were purchased for a consideration of $843,700, representing a price per share of $7.67, equal to the average closing price of the Issuer's Ordinary Shares as quoted on the Nasdaq National Market during the three-month period prior to the date of the repurchase. The consideration was used to offset portions of the outstanding balance of certain loans provided by the Issuer to Mr. Beit-On.

         (d) Except as described in Item 3 of this Statement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Messrs. Dovrat, Beit-On and Zeevi currently have an understanding that each such individual will consult with the others prior to the acquisition or disposition of any Ordinary Shares. Messrs. Dovrat, Beit-On and Zeevi also currently intend to, if practicable, aggregate future purchases and sales of Ordinary Shares through a common broker, so as to reduce transaction costs and fees. Messrs. Dovrat, Beit-On and Zeevi have not entered into a written agreement with respect to such understanding. Furthermore, the current understanding of Messrs. Dovrat, Beit-On and Zeevi does not affect any such individual's right to vote, acquire or dispose of ordinary shares.

         Messrs. Dovrat, Beit-On and Zeevi have formed ATL Management. ATL Management is an entity through which Messrs. Dovrat and Zeevi, among other things, provide management services to the Issuer. ATL Management holds options to acquire 760,000 Ordinary Shares. 656,000 of these options are exercisable within sixty days.

         The last two paragraphs of the response to Item 4 are incorporated herein by reference.

         Other than as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by adding thereto the following:

     ----------------- --------------------------------------------------------
     Exhibit 1 Undertaking Agreement, dated as of January 3, 2005, between Shlomo Dovrat and UGS Corp.
      ----------------- -------------------------------------------------------
     Exhibit 2 Undertaking Agreement, dated as of January 3, 2005, between Harel Beit-On and UGS Corp.
     ----------------- --------------------------------------------------------
     Exhibit 3 Undertaking Agreement, dated as of January 3, 2005, between H.T.M. Investments Ltd. and UGS Corp.
     ----------------- --------------------------------------------------------
     Exhibit 4 Undertaking Agreement, dated as of January 3, 2005, between Avi Zeevi and UGS Corp.
     ----------------- --------------------------------------------------------
     Exhibit 5 Undertaking Agreement, dated as of January 3, 2005, between M.G.L. Zeevi Investments Ltd. and UGS Corp.
     ----------------- --------------------------------------------------------
     Exhibit 6 Irrevocable Proxy, dated January 3, 2005, granted by Shlomo Dovrat to Ben Sandler
     ----------------- --------------------------------------------------------
     Exhibit 7 Irrevocable Proxy, dated January 3, 2005, granted by Harel Beit-On to Ben Sandler
     ----------------- --------------------------------------------------------
     Exhibit 8 Irrevocable Proxy, dated January 3, 2005, granted by H.T.M. Investments Ltd. to Ben Sandler
     ----------------- --------------------------------------------------------
     Exhibit 9         Irrevocable Proxy, dated January 3, 2005, granted by
                       Avi Zeevi to Ben Sandler
     ----------------- --------------------------------------------------------
     Exhibit 10 Irrevocable Proxy, dated January 3, 2005, granted by M.G.L. Zeevi Investments Ltd. to Ben Sandler
     ----------------- --------------------------------------------------------
     Exhibit 11        Agreement of Joint Filing
     ----------------- --------------------------------------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                            SHLOMO DOVRAT


                                            /s/ Shlomo Dovrat
                                            ----------------------------------


Dated: January 14, 2005

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.



                                            HAREL BEIT-ON


                                            /s/ Harel Beit-On
                                            ----------------------------------

Dated: January 14, 2005

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                            AVI ZEEVI


                                            /s/ Avi Zeevi
                                            ----------------------------------



Dated: January 14, 2005